Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB)(the “Company”) announces that its Board of Directors today approved a primary issuance of common and preferred shares in an amount of up to R$2.8 billion.  Application will be made on March 4, 2008 for the approval of the offering with the Brazilian Securities Commission, Comissão de Valores Mobiliários.

The Company intends to offer its preferred shares, and American Depositary Shares representing its preferred shares, in the United States pursuant to a registration statement that will be filed with the U.S. Securities and Exchange Commission.

The Company also intends to offer its common shares in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States pursuant to Regulation S under the Securities Act.  The common shares will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The terms of the offerings will be established at the time of sale.  In each case, existing shareholders will have preferential rights to subscribe in the offering, on terms to be established. The preferential rights of non-Brazilian shareholders to subscribe for common shares will be extended only to shareholders that are qualified institutional buyers.

This release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Any offer of these securities will be made solely by means of the prospectus that may be issued with respect to such offering to be included in the related registration statement (in the case of the offering of preferred shares and ADSs) or  made available (in the case of the offering of common shares) in accordance with Rule 144A.

Rio de Janeiro, March 3, 2008

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations